UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 6)1


                             IDX SYSTEMS CORPORATION
                             -----------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                          -----------------------------
                         (Title of Class of Securities)


                                   449491 10 9
                                   -----------
                                 (CUSIP Number)


                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [X]      Rule 13d-1(d)
-------------
1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449491 10 9                       13G              Page  2 of  5 Pages



1    NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert H. Hoehl

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     Inapplicable

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF              5    SOLE VOTING POWER
SHARES
BENEFICIALLY                3,969 (represents shares that Mr. Hoehl has the
OWNED BY                    right to acquire within sixty days of
EACH                        December 31, 2001)
REPORTING
PERSON                 6    SHARED VOTING POWER
WITH
                            5,427,384 (consists of 80,000 shares held by the Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Mr. and Mrs. Hoehl and certain of their children, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership as well as (i) 666,537 shares held by Mrs. Hoehl, as trustee of three trusts (three trusts for 222,179 shares each), the beneficiaries of which are the Hoehl's children, as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership, (ii) 1,200,000 shares held by Cynthia K. Hoehl, Trustee of the Robert H. Hoehl
                            Grantor Retained Annuity Trust U/A 12/12/01, as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership, and (iii) 3,480,847 shares held by Cynthia K. Hoehl, Trustee of the Robert H.
                            Hoehl FLITE Trust U/A 12/12/01, as to which such shares, Mr. Hoehl shares voting power with Mrs.
                            Hoehl, as trustee, pursuant to an informal voting arrangement)

                       7    SOLE DISPOSITIVE POWER

                            3,969 (represents shares that Mr. Hoehl has the right to acquire within sixty days of December 31, 2001)

                       8   SHARED DISPOSITIVE POWER

                            80,000 (represents shares held by the Hoehl Family Foundation, as to which shares Mr. Hoehl disclaims beneficial ownership)

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,431,353 (consists of (i) 3,480,847 shares held by Cynthia K. Hoehl, Trustee of the Robert H. Hoehl FLITE Trust U/A 12/12/01, a Florida intagible tax exemption trust; ii) 1,200,000 shares held by Cynthia K. Hoehl, Trustee of the Robert H. Hoehl Grantor Retained Annuity Trust U/A 12/12/01, as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; (iii) 3,969 shares which Mr. Hoehl has a right to acquire within sixty days of December 31, 2001; (iv) 666,537 shares held by Mrs. Hoehl, as trustee of three trusts (three trusts for 222,179 shares each), the beneficiaries of which are the Hoehl's children, as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; and (v) 80,000 shares held by the Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Mr. and Mrs. Hoehl and certain of their children, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership)

CUSIP No. 449491 10 9                       13G              Page  3 of  5 Pages

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    Inapplicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    18.9%

12  TYPE OF REPORTING (SEE INSTRUCTIONS)

    IN

Item 1(a)  Name of Issuer:
           ---------------

           IDX Systems Corporation

Item 1(b)  Address of Issuer's Principal Executive Office:
           -----------------------------------------------

           40 IDX Drive
           P.O. Box 1070
           Burlington, Vermont  05402

Item 2(a)  Name of Person Filing:
           ----------------------

           Robert H. Hoehl, individually

Item 2(b)  Address of Principal Business Office or if none, Residence:
           -----------------------------------------------------------

           Robert H. Hoehl
           8473 Bay Colony Drive
           Biltmore #1602
           Naples, FL  34108

Item 2(c)  Citizenship:
           ------------

           United States of America

Item 2(d)  Title of Class of Securities:
           -----------------------------

           Common Stock, $0.01 par value

Item 2(e)  CUSIP Number:
           -------------

           449491 10 9

Item 3     Description of Person Filing:
           -----------------------------

           Inapplicable

Item 4     Ownership:*
           ----------

            (a)  Amount Beneficially Owned:
                 -------------------------

                 5,431,353*
-------------------
*  As of December 31, 2001

CUSIP No. 449491 10 9                       13G              Page  4 of  5 Pages

                      This amount consists of (i) 3,480,847 shares held by Cynthia K. Hoehl, Trustee of the Robert H. Hoehl FLITE Trust U/A 12/12/01, a Florida intangible tax exemption trust, as to which shares, Mr. Hoehl shares voting power with Mrs. Hoehl, as trustee, pursuant to an informal voting arrangement; (ii) 1,200,000 shares held by Cynthia
                      K. Hoehl, Trustee of the Robert H. Hoehl Grantor Retained Annuity Trust U/A 12/12/01, as to which shares, Mr. Hoehl shares voting power with Mrs. Hoehl, as trustee, pursuant to an informal voting arrangement, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership;
                      (iii) 3,969 shares which Mr. Hoehl has a right to acquire within sixty days of December 31, 2001; (iv) 666,537 shares held by Mrs. Hoehl, as trustee of three trusts (three trusts for 222,179 shares each), the beneficiaries of which are the Hoehl's children, as to which shares, Mr. Hoehl shares voting power with Mrs. Hoehl, as trustee, pursuant to an informal voting arrangement, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership, and; and (v) 80,000 shares held by the Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Mr. and Mrs. Hoehl and certain of their children, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership.

            (b)   Percent of Class:   18.94%
                  ----------------

            (c)   Number of Shares as to which such person has:
                  --------------------------------------------

                  (i)  sole power to vote or to direct the vote:  3,969
                  (ii) shared power to vote or to direct the vote:  5,427,384
                  (iii)sole power to dispose or to direct the disposition
                                of:  3,969
                   iv) shared power to dispose or to direct the disposition
                                of: 80,000

Item 5      Ownership of Five Percent or Less of a Class:
            ---------------------------------------------

            Inapplicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

            Cynthia K. Hoehl has the right to receive or the power to
            direct the receipt of dividends from, or the proceeds from, as applicable, the sale of (i) 666,537 shares held by Mrs. Hoehl as trustee of three trusts, the beneficiaries of which are the Hoehl's children, (ii) 3,480,847 shares held by Mrs. Hoehl as trustee of the Robert H. Hoehl FLITE U/A 12/12/01, (iii)
            1,200,000 shares held by Mrs. Hoehl as trustee of the Robert
            H. Hoehl Grantor Retained Annuity Trust U/A 12/12/01, and (iv) 80,000 shares held by the Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are
            Mr. and Mrs. Hoehl and certain of their children.
 .
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
            -------------------------------------------------------------------

            Inapplicable

Item 8      Identification and Classification of Members of the Group:
            ----------------------------------------------------------

            Inapplicable

Item 9      Notice of Dissolution of a Group:
            ---------------------------------

            Inapplicable

Item 10     Certification:
            --------------

            Inapplicable

CUSIP No. 449491 10 9                       13G              Page  5 of  5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  DATED:  February 14, 2002


                                  /S ROBERT H. HOEHL
                                  ------------------------------
                                  Robert H. Hoehl